

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 21, 2017

Mr. Robert K. Eulau
Chief Financial Officer
Sanmina Corporation
2700 N. First Street
San Jose, CA 95134

> **Re:** **Sanmina Corporation**
> **Form 10-K for the fiscal year ended October 1, 2016**
> **Filed November 18, 2016**
> **File No. 000-21272**

Dear Mr. Eulau:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services